Filed by Westvaco Corporation
                           pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                         the Securities and Exchange Act of 1934

                                          Subject Company:  Westvaco Corporation
                                                      Commission File No. 1-3013


The following press release was issued by Westvaco Corporation on Wednesday, August 31, 2001:


WESTVACO ANNOUNCES STRATEGIC REALIGNMENT IN FINE PAPER DIVISION

NEW YORK, NY, August 31, 2001 -- Westvaco Corporation (NYSE: W) announced today that it will close its paper mill in Tyrone, PA, and move the mill's production to other, more modern manufacturing operations. The mill employs about 265 people and closing the facility will result in an estimated $26 million pretax charge against Westvaco's fiscal 2001 fourth quarter earnings.

"The mill's workforce has aggressively confronted extremely challenging market conditions, doing its best to improve product quality and manufacturing operations," said James A. Buzzard, Executive Vice President. "These efforts, however, can no longer overcome the competitive pre ssures caused by the economic slowdown, the strong U.S. dollar and the related sharp increase in imported paper. Today's circumstances dictate that we concentrate our production on the most efficient equipment."

The Tyrone mill opened in 1880 and was acquired by Westvaco in 1899. The mill's two paper machines produce a combined total of about 100,000 tons a year of coated and uncoated papers. The company expects to cease operations at the Tyrone mill by the end of October.

Mr. Buzzard said Westvaco had been evaluating strategic options within its Fine Papers Division, including closing the Tyrone mill, prior to beginning merger negotiations with The Mead Corporation. He said that the Tyrone mill's coated paper production will most likely be transferred to Westvaco's coated paper mills in Luke, MD, and Wickliffe, KY, though some of the output may be absorbed at Mead paper mills.

Earlier this week, Mead and Westvaco announced that the two companies have agreed to a merger of equals. The transaction will create a global company with an enterprise value of $10 billion and leading positions in markets for packaging, coated and specialty papers, consumer and office products, and specialty chemicals. The new company, MeadWestvaco Corporation, will have $8 billion in annual sales and expects to achieve annual operating synergies of more than $325 million by the end of two years of combined operation. The two companies expect the merger to close before the end of the year.

Westvaco Corporation (www.westvaco.com), headquartered in Stamford, CT, is a leading producer of paperboard and value-added packaging for media, pharmaceutical and consumer markets, and is a major producer of coated papers and specialty chemicals. The company operates in 21 countries, serves customers in more than 70 countries, and employs approximately 17,000 people worldwide.

                             Additional Information

THE MEAD CORPORATION ("MEAD") AND WESTVACO CORPORATION ("WESTVACO") WILL BE FILING A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THEIR PROPOSED MERGER WITH THE SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. INVESTORS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEBSITE (WWW.SEC.GOV). IN ADDITION, DOCUMENTS FILED WITH THE SEC BY MEAD OR WESTVACO WITH RESPECT TO THE PROPOSED TRANSACTION MAY BE OBTAINED FREE OF CHARGE BY CONTACTING THE MEAD CORPORATION, MEAD WORLD HEADQUARTERS, COURTHOUSE PLAZA NORTHEAST, DAYTON, OHIO 45463,
ATTENTION: MARK POMERLEAU, DIRECTOR OF INVESTOR RELATIONS
(TEL.: (937) 495-3456), OR WESTVACO CORPORATION, ONE HIGH RIDGE PARK, STAMFORD, CONNECTICUT 06905, ATTENTION: JOHN W. HETHERINGTON (TEL.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

Mead and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders. The directors and executive officers of Mead include: John G. Breen, Duane E. Collins, William E. Hoglund, James G. Kaiser, Robert J. Kohlhepp, John A. Krol, Susan J. Kropf, Raymond W. Lane, Sue K. McDonnell, Timothy R. McLevish, Ian Millar, Heidi G. Miller, Lee J. Styslinger, Jr., Jerome F. Tatar and J. Lawrence Wilson. Collectively, as of January 31, 2001, the directors and executive officers of Mead beneficially owned less than 1% of the outstanding shares of Mead's common stock (excluding shares subject to options). Shareholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

Westvaco and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Westvaco stockholders. The directors and executive officers of Westvaco include: Michael E. Campbell, Dr. Thomas W. Cole, Jr., David F. D'Alessandro, Richard B. Kelson, Douglas S. Luke, James A. Buzzard, Jane L. Warner, Richard A. Zimmerman, John A. Luke, Jr., Robert C. McCormack, David E. McIntyre, Karen R. Osar and Wendell L. Willkie,
II. Collectively, as of November 30, 2000, the directors and executive officers of Westvaco beneficially owned approximately 4.8% of the outstanding shares of Westvaco's common stock. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of each company, or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of Mead and Westvaco to integrate successfully and achieve the anticipated benefits of the transaction; competitive pricing for each company's products; changes in raw materials; energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the U.S. and international economies, especially in Asia and Brazil; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; and currency movements. Mead and Westvaco undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in each company's reports filed with the SEC.